April 23, 2013

VIA EDGAR

Mr. Mark Rakip

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Re:	The Marcus Corporation

Form 10-K for the fiscal year ended May 31, 2012

Filed August 14, 2012

File No. 1-12604

Dear Mr. Rakip:

The Marcus Corporation (the “Company”) is in receipt of your letter, dated April 23, 2013, regarding the Company’s Form 10-K for the fiscal year ended May 31, 2012. This letter confirms that, pursuant to your telephone message to Spencer T. Moats of Foley & Larder LLP on April 23, 2013, the Company has requested, and you have agreed to, an extension to the deadline for the Company’s response to your letter of an additional ten business days. After giving effect to this extension, the deadline for the Company’s response to your letter is May 21, 2013.

Thank you for your assistance. If you have any additional questions or comments, you may reach me at (414) 905-1000.

Sincerely,

/s/ Douglas A. Neis

Douglas A. Neis

Chief Financial Officer and Treasurer

The Marcus Corporation